UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: October 8, 2010

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                    Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____               No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX TO ACQUIRE INTERESTS OF ITS JV PARTNER
READY MIX USA IN SEPTEMBER 2011

MONTERREY, MEXICO– OCTOBER 8, 2010 - CEMEX (NYSE: CX), announced today that pursuant to the exercise of a put option by Ready Mix USA it will acquire its partner’s interests in the two joint ventures between CEMEX and Ready Mix USA which have cement, aggregates, ready mix and block assets located in Southeastern USA.

The purchase price will be determined jointly by CEMEX and Ready Mix USA based on a pre-determined methodology. CEMEX currently estimates the purchase price for its partner’s interests will be around US$360 million. At closing, CEMEX will also consolidate approximately US$17 million in net debt held by one of the joint ventures. Closing is expected to take place on or about September 2011.

The two joint ventures, which were created in 2005, are comprised of the following assets:

The joint venture operated by CEMEX owns the Demopolis cement plant in Alabama with an annual installed capacity of 0.9 million tons, the Clinchfield cement plant in Georgia with an annual installed capacity of 0.8 million tons, and 12 cement terminals.

The joint venture operated by Ready Mix USA owns 10 sand and gravel pits, 149 concrete plants and 20 block plants located throughout the states of Arkansas, Mississippi, Tennessee, Alabama, Georgia and the Florida Panhandle. Ready Mix USA will continue to manage this joint venture until the closing of the transaction.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	October 8, 2010	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller